SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                            INTERACTIVE NETWORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                            Common Stock No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45837P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Daniel O'Rourke, Esq.
                        Vedder, Price, Kaufman & Kammholz
                            222 North LaSalle Street
                             Chicago, IL 60601-1003
                                 (312) 609-7500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 16, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ]

                                                             (Page 1 of 6 Pages)

                                  SCHEDULE 13D

CUSIP No. 45837P108                                            Page 2 of 6 Pages

         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           David B. Lockton
--------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           (a) [  ]          (b)  [  ]
--------------------------------------------------------------------------------
         3        SEC USE ONLY
--------------------------------------------------------------------------------
         4        SOURCE OF FUNDS* PF
--------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       United States
--------------------------------------------------------------------------------
                 NUMBER OF SHARES            7        SOLE VOTING POWER
                BENEFICIALLY OWNED                            2,656,000
                 BY EACH REPORTING           -----------------------------------
                  PERSON WITH                8        SHARED VOTING POWER
                                                           - 0 -
                                             -----------------------------------
                                             9     SOLE DISPOSITIVE POWER
                                                                2,656,000
                                             -----------------------------------
                                             10  SHARED DISPOSITIVE POWER
                                                           - 0 -
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,656,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         [  ]  SHARES*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  (11.6%)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------

SEC 1746 (9-88) 2 of 92    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 45837P108                                           Page 3 of 6 Pages

Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D relates to the shares of Common Stock, no par value (the "Common Stock"), of Interactive Network, Inc. ("IN" or the "Company"), a corporation organized under the laws of the State of California. The principal executive offices of the Company are located at 1161 Old County Road, Belmont, California 94002.

Item 2.  Identity and Background.
         -----------------------

         (a) - (c) This Schedule 13D is being filed by David B. Lockton. Mr. Lockton resides at 9 Miramonte Road, Carmel Valley, California 93942. Mr. Lockton is currently a director of the Company and is otherwise not presently employed.

         (d) During the past five years, Mr. Lockton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Lockton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Lockton is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The source of the funds used by Mr. Lockton to purchase shares of Common Stock listed in Item 5(a) was personal funds. The amount of the funds used to purchase such shares aggregated approximately $150,000 (exclusive of commissions) and a transfer of intellectual property.

Item 4.  Purpose of Transaction.
         ----------------------

         The shares of Common Stock held by Mr. Lockton were acquired for the purpose of investment. Mr. Lockton intends to participate in calling a special shareholder meeting for the purposes of electing directors and amending the by-laws of the Company as described in the copy of a preliminary proxy statement attached hereto as Appendix A.

         Except as described in this Item 4, Mr. Lockton has not formulated any plans or proposals which relate to or would result in:

                                  SCHEDULE 13D

CUSIP No. 45837P108                                            Page 4 of 6 Pages

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company;

         (c) a sale or transfer of a material amount of assets of the Company;

         (d) any material change in the present capitalization or dividend policy of the Company;

         (e) any other material change in the Company's business or corporate structure;

         (f) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

         (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (h) any action similar to any of those enumerated above.

         Mr. Lockton will review his investment in the Company from time to time and reserves the right to take or not to take any action he deems to be in his best interest or to change his intention as set forth in this Item 4.

Item 5.  Interest in the Securities of the Issuer.
         ----------------------------------------

         (a) As of November 16, 1998, based upon the last shareholder list available to Mr. Lockton, there were 30,840,441 shares of Common Stock outstanding. The percentage set forth in the Item 5(a) was derived using such number.

         Mr. Lockton is the beneficial owner of 2,656,000 shares of Common Stock. This includes vested options with respect to 2,103,000 shares. Mr. Lockton is the beneficial owner of approximately 11.6% of the outstanding shares of Common Stock on such basis.

                                  SCHEDULE 13D

CUSIP No. 45837P108                                            Page 5 of 6 Pages

         (b) Mr. Lockton has sole power to vote and to dispose of the shares of Common Stock owned by him.

         (c) During the last sixty days, Mr. Lockton has not effected any purchases of shares of Common Stock.

         (d) No person other than Mr. Lockton has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Lockton.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         Mr. Lockton does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies except as set forth in Appendix A.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None.

                                  SCHEDULE 13D

CUSIP No. 45837P108                                           Page 6 of 6 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

                                             By:/s/  David B. Lockton
                                             -----------------------------------
                                                     David B. Lockton

Date:  November 16, 1998

                                                                      APPENDIX A
                                                                PRELIMINARY COPY

                           THE COMMITTEE TO REVITALIZE
                            INTERACTIVE NETWORK, INC.

         Thomas T. M. Donaher                         N. Ann McArtor
         Peter B. Fritzsche                           Robert J. Regan
         David B. Lockton                             Jerome Rubin

Dear Fellow Shareholders of Interactive Network:

         A Special Meeting of Shareholders of Interactive Network, Inc. ("IN") has been called by the holders of _______ shares, being more than 10% of the Common Stock of IN. The Special Meeting will be held pursuant to applicable California law including Section 305(c) of the California General Corporation Law which provides that holders of more than 5% of the Common Stock of IN may call a shareholders' meeting in the situation where a majority of the board of directors has not been elected by shareholders. Only David B. Lockton, one of the founders of IN and an inventor of several key IN patents, and a member of The Committee to Revitalize Interactive Network, Inc. (the "Committee"), is an IN director elected by you, the shareholders. The other incumbent members of the IN Board, appointed to the Board by the existing directors without a shareholder vote, are not the directors IN and you need going forward.

         It is the opinion of the Committee that the Unelected Incumbents have not used sound business judgment in carrying out their duties as directors of your Company. We further believe that many of their actions and decisions since the settlement of the shareholder litigation against TCI have been shortsighted and potentially detrimental to the maximization of IN shareholder value. The Company has not elected directors at a meeting of shareholders since May, 1995. Now is the time for new IN leadership - and we are the right people!

         The following is what the Committee believes the Unelected Incumbents have accomplished over the past ten months on your behalf:

         1. A PALTRY $.10 SHARE SETTLEMENT AGAINST TCI. The Settlement of the significant litigation claim against TCI, yielding less than $4 million after payment of all known IN liabilities, also allows TCI to convert its debt into an additional eight million shares of stock (20%) in your Company while requiring the voting rights to be personally held by the Unelected Incumbents. This settlement will yield IN shareholders less than a paltry $.10 per share and, in the Committee's view, was decidedly not in the best interest of IN shareholders. Mr. Lockton voted against this settlement as a member of the IN Board.

         2. AN EXPENSIVE AND UNNECESSARY BANKRUPTCY. The Unelected Incumbents agreed to put your Company into Chapter 11 Bankruptcy, which the Committee believes was totally unwarranted given the fact that the total amount of cash in the Company after receipt of the settlement payment will exceed all of the liabilities. This unnecessary action will cost the IN shareholders an additional estimated $200,000-$300,000, plus the significant incremental interest on the unsecured debt and ongoing depreciation of the IN intellectual property during this time-consuming, unnecessary procedure. Mr. Lockton opposed this action as an IN board member.

         3. NO BOARD MINUTES. The Board has refused, despite repeated requests by Mr. Lockton, to keep any minutes of the Board meetings held over the past eleven months. It was during this time that the Board maintains it approved the settlement of the TCI litigation and the filing of the Bankruptcy, in both cases on terms the Committee believes are more beneficial to TCI than to IN shareholders. Section 7.3 of IN's by-laws provides that the minutes of all directors meetings must be kept in written form.

         4. NO REORGANIZATION PLAN. Since the announcement of the Settlement on February 26, 1998 and the filing of the bankruptcy on September 14, there still is no reorganization or strategic plan developed by the Unelected Incumbents to increase your shareholder value through possible utilization of IN's technology and patents, nor for the use of the cash resources IN will have after exiting bankruptcy.

         5. NO RESPONSE TO FORMAL REVITALIZATION PROPOSAL. The Board requested a formal proposal from Mr. Lockton to revitalize the IN technological assets and received such a proposal on September 25, 1998. The proposal, in the Committee's view, offered the potential to increase several times the current market value of the assets (based on the Committee's opinion of the market value). The Unelected Incumbents refused to hold a board meeting to even discuss the proposal.

         6. WASTEFUL USE OF CORPORATE FUNDS. The Unelected Incumbents have appointed two of their members to serve as IN officers. Bruce Bauer has been elected president of IN at a salary of $125,000 a year. Before this appointment Bauer ran a building maintenance/custodian business. John Bohrer was elected treasurer of IN at a salary of $50,000 a year.

         YOU NEED TO ACT NOW. The Unelected Incumbents do not, in the Committee's opinion, have the experience, knowledge or capabilities to manage IN to maximize shareholder value. The Committee believes that you will agree that a change in management is needed and that time is of the essence. We believe that you deserve a Board of Directors that has the relevant business experience and is also committed to a plan that will take full advantage of the opportunity remaining to revitalize IN. You deserve a Board that will strive hard to restore some of the value that was lost as the result of TCI's actions which resulted in the IN litigation against TCI.

         We urge you to carefully consider our views and the facts as we see them described in this letter and the accompanying Proxy Statements. Please help us, your fellow investors, to revitalize IN by voting in favor of our proposed slate of Directors. Please complete, sign and date the enclosed BLUE proxy card and return it today in the envelope provided.

                              AREN'T YOU CONCERNED?

         AREN'T YOU CONCERNED that the present IN management and Unelected Incumbents approved a Settlement with TCI that was less than it should have been?

         It is the Committee's opinion that the actions of the Unelected Incumbents are more likely to benefit themselves than the interests of IN shareholders. Despite the vigorous opposition of then Chairman and CEO, David Lockton, the Unelected Incumbents, after three years of trial preparation, a court date set, a judge and a jury selected, voted to accept an out-of-court settlement of the litigation against TCI, worth less than $.10 per share to the IN shareholders. The Settlement represented only a fraction of the lawsuit's potential value in excess of $400 million in damages and losses suffered by the IN shareholders, according to an expert witness prepared to testify in the TCI trial.

         AREN'T YOU CONCERNED that the Unelected Incumbents committed IN to a bankruptcy, at an estimated cost of $300,000 and for no apparent reason beneficial to the IN shareholders?

         The Settlement of the TCI litigation not only gives TCI and its co-defendants eight million shares of IN stock (20%) but will yield an estimated maximum of $4 million in cash to the IN shareholders after all known expenses and liabilities, thereby negating any obvious reason for declaring bankruptcy. The only apparent reason for entering bankruptcy, in the Committee's opinion, was to mitigate any potential personal liability the directors might have as a result of their settlement of the litigation on unfavorable terms to IN.

         AREN'T YOU CONCERNED that the current management and Unelected Incumbents are not communicating directly with IN shareholders on their plans for the future of the Company or any other corporate matters?

         The current management of IN has refused Mr. Lockton's repeated requests to communicate with the shareholders since assuming control of IN, to express their reasons for accepting the settlement or for going into bankruptcy or to discuss their plans for the future of the Company. WHY NOT?

         AREN'T YOU CONCERNED that the Unelected Incumbents won't allow Dave Lockton to inspect IN corporate files which under California law he has the "absolute right" to inspect?

         California General Corporation Law, Section 1602 states, ". . . Every director shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of every kind [of the Corporation] . . . ". Despite repeated oral and written requests, the Unelected Incumbents, claiming various privileges, have refused to give Mr. Lockton, an IN director obligated under law to supervise the business of IN, necessary access to the relevant books and records!

         AREN'T YOU CONCERNED that eight months after the TCI Settlement was announced, the present management and Unelected Incumbents still have not developed or submitted a reorganization plan, detailed or otherwise, that would benefit the shareholders and maximize the potential that remains in the original IN patents and technology while refusing to consider a formal proposal from the founder of the Company which was presented at their request?

         The Committee believes that the future value of IN's intellectual property will be optimized by immediately selling, joint venturing, and/or licensing the technology to a qualified entity to generate the greatest economic value to the IN shareholders.

         AREN'T YOU CONCERNED that the current management and Unelected Incumbents do not have, in the Committee's opinion, the requisite business background and experience to develop, organize, and successfully implement a plan of action that will benefit all of us?

         In the Fall of 1995, the IN lawsuit against TCI was filed and IN's Board of Directors consisted of individuals who had extensive technological and business experience. They had assisted IN in forging alliances and guiding the Company to the threshold of a national launch of its innovative consumer technology. Because the IN lawsuit against TCI represented the most significant asset of the Company at that time, David Lockton as IN CEO recommended that, until the litigation was resolved, a board of directors made up of IN shareholders might better serve the shareholders' interests during the litigation. Three new shareholder/directors--Bruce Bauer, President of Unlimited Services (a Belmont, California building maintenance company); John Bohrer (a retired Dickerson & Co. stock broker living in Corpus Cristi, Texas); and Donald Graham, owner of an Omaha, Nebraska construction and asphalt paving company and Mr. Bohrer's client--were added to the Board by the then-existing directors, all of whom, with the exception of David Lockton, then retired from the Board. Subsequently, on March 6, 1998 Mr. Graham nominated his friend, William Green, who was elected to the Board. Up until the present time, the other Board members still have not been provided with Mr. Green's phone number, business background, business experience, or other relevant information and, to the Committee's knowledge, Mr. Graham is the only IN director who has ever met Mr. Green. Mr. Green has missed 80% of IN's Board meetings since his addition to the Board.

         In June 1998, four months after the TCI Settlement was announced, Mr. Bauer nominated his stockbroker and friend, William Groeneveld, a principal in Program Trading, Inc. of Orlando, Florida, who was also subsequently added to the Board. It is the Committee's opinion that none of the current IN board, with the exception of Mr. Lockton, has had any experience as an officer, director or key employee of a company even remotely comparable to your Company in terms of technology, business, or marketplace potential.

         The Committee urges you to compare the business background and experience of the Unelected Incumbents with the experience of the Committee's nominated slate as follows:

         THOMAS T.M. DONAHER (57)--Mr. Donaher served as Vice President of Network Operations of IN from June 1991 to January 1994 when he became Senior Vice

         President of Network Operations (supervising the team that developed the custom software for the Company's competitive scoring system), and also served as Secretary of the Company from 1993 to 1995. He was responsible for the development and operations management of the Company's data distribution and collection network and its game production facilities. Prior to coming to IN, Mr. Donaher was Vice President of Applications Operations and Development of B.T. Tymnet, a $300 million company. Mr. Donaher currently is a founder of ATM Tix, an Internet start up. Mr. Donaher holds an A.A. degree from Pasadena City College.

         PETER B. FRITZSCHE (63)--Mr. Fritzsche was formerly Vice President of Business Development for the Quaker Oats Company from 1968-1976; Executive Vice President of CVC Capital and Evergreen Capital (venture capital firms) from 1976-1982; and is currently Chairman of EAC Industries, Inc., a holding company with interests in the printing industry. Mr. Fritzsche holds a B.S. from Yale 1957, and an MBA from the School of Management at Case Western Reserve University in 1961.

         DAVID B. LOCKTON (61)--Dave Lockton founded Interactive Network in
         1987 and is an inventor of four of the Company's seven major patents. Mr. Lockton served as Chief Executive Officer until his removal on June 15, 1998 and has been a director of the Company since its inception. Mr. Lockton was elected Chairman of the Board of Directors in January 1994. From 1980 until June 1985 he was employed as Chairman and Chief Executive Officer of Data Broadcasting, Inc. where he developed and marketed mobile and personal real-time digital receiving devices, including the QuoTrek and Signal products. Mr. Lockton received a B.A. degree from Yale University and a J.D. from the University of Virginia Law School.

         N. ANN MCARTOR (51)--Ann McArtor joined Interactive Network in March, 1993 from Viacom International, Inc. where she served as Regional Director of Marketing and Sales from 1990 until 1993. At IN she served as Director of Member Services and then as Vice President of Member Marketing. Ms. McArtor oversaw the development and implementation of IN customer service operations and the contest and award administration programs. After leaving IN in July 1995, Ms. McArtor was a Senior Associate with Lexicon Branding, Inc. consulting on electronic commerce branding for Time Warner, Pac Bell and other clients. Ms. McArtor was Vice President of Marketing of Big Book, a direct Internet marketing firm from January 1998 until October 1998. Currently, Ms. McArtor is consulting to various internet companies.

         ROBERT J. REGAN (43)--In 1993, Mr. Regan joined Interactive Network as a consultant and acting Director of Programming. Upon leaving in 1994, he continued his involvement in interactive television and assumed his current position with GTE MainStreet as Senior Vice President of Programming and Content Development.

         MainStreet is the nation's first two-way cable network and largest commercially deployed interactive television channel. Mr. Regan was Executive Producer for NBC Productions, and until 1991, was Senior Vice President of Programming and Operations for Financial News Network (now
         CNBC). Mr. Regan has a Bachelor of Science in Media from Worcester State College in Worcester, MA, and a Master of Science in Broadcasting from Boston University.

         JEROME RUBIN (73)--Mr. Rubin is currently an Advisory Managing Director at Veronis, Suhler & Associates, New York. He was director of Interactive Network from 1988 to 1995. As the founder of Lexis-Nexis, Mr. Rubin in 1985 was the recipient of the Information Industry Association Hall of Fame Award for his pioneering achievements in electronic publishing. Mr. Rubin is the former Chairman of the Association of American Publishers, and the former head of the News in the Future Consortium at the MIT Media Lab. Mr. Rubin was a major contributor to IN's electronic information strategies, is also an expert in distant learning, an area in which IN will need to focus to leverage the value of its remaining assets.

                                WHAT CAN BE DONE

         The Committee recognizes that it will require an extraordinary effort to successfully revitalize IN but the Committee's nominees are prepared to make the effort because of their ownership positions and their strong belief that with the proper guidance and counsel, they can achieve for the shareholders something far in excess of the current per share value of their ownership in the Company. The Committee has a long-range plan and mission to increase shareholder value through taking advantage of three separate opportunities available to the
Company:

         1. REVITALIZE THE INTELLECTUAL PROPERTY. One of Interactive Network's greatest assets, the Committee believes, is the pioneering real-time distributed processing software and encryption technology developed by a large staff of software engineers and technicians. This software library now needs to be repurposed for today's technology, including digital set-top boxes, lap-top computers, and broad-band cable modems. The former IN employees who helped create this technology now hold leadership engineering positions in a variety of Internet and electronic gaming companies. To create any significant value from the Company patents, those unique people who can repurpose this technology and software will need to be recruited back to join the Company, and significant resources and new capital will need to be obtained and employed. Accomplishing this task will be difficult, but the Committee believes the potential rewards will justify the effort.

        The Committee will pursue the maximum potential return from this intellectual property for IN shareholders and will consider various strategic options, including:

         a) License the software to an operating entity with the necessary assistance from key ex-Interactive Network personnel who uniquely have the ability to make the technology work;

         b) Sell or license the intellectual property to a privately-held company which would raise separate development capital and seek to attract a critical mass of the founding IN engineers;

         c) Recapitalize IN and offer significant equity incentives to the former IN engineers and technological managers necessary for the technology to be repurposed; or

         d) Sell the IN technology and patents outright to the highest cash bidder.

         Key to the success of any of these strategies will be quick and decisive action by the Committee's nominees as the new Board, as the key IN patent now has less than 57 months before expiration. The Committee's nominees can draw upon their prior experience and first hand knowledge of the relative values of the engineering team, available funds, and the IN intellectual property to optimize the most significant opportunity for the IN shareholders.

         2. EXPLOIT THE EXISTING IN CORPORATE STRUCTURE. The Committee believes that Interactive Network has approximately 5,000 holders of shares, including beneficial owners, who have been loyal and long-suffering. After paying off the unsecured creditors, the Company should be left with approximately $3,500,000 in cash, no debt, and a $130,000,000 tax loss carry-forward. The Company will rely on the experience of various Committee members as well as outside expert advisers to determine the best strategy for optimizing the value of the corporate entity. This may include a possible merger of the Company with another suitable operating company, if this can be achieved without destroying the tax loss carry-forward.

         3. LIQUIDATE THE TANGIBLE HARDWARE ASSETS. Interactive Network regains title to approximately 40,000 Interactive Control Units. While now obsolete for use in the home, these assets may have some value in the training, home education, market research or international segments. Key former employees would need to be recruited in order to liquidate the hardware inventory. Quick and decisive action will be necessary to obtain any value at all from these "tangible" assets.

                                      * * *

         We believe that we can achieve this plan and mission for the benefit of all IN shareholders. We need action NOW. In this rapidly growing and changing market, where windows of opportunity open and close in the blink of an eye, the Company needs a Board of Directors that can respond to the rapid changes using sound business judgment and take decisive action on your behalf.

         THE COMMITTEE IS COMMITTED. The members have a substantial investment in the Company reflecting our commitment to promote the future of IN and to protect the shareholders' investment in the Company.

         NO MATTER HOW MAY SHARES YOU OWN, YOUR VOTE IS IMPORTANT. WE URGE YOU TO REGISTER YOUR SUPPORT OF OUR PLAN TO CHANGE IN'S MANAGEMENT BY SIGNING, DATING

         AND MAILING THE ENCLOSED BLUE PROXY CARD TODAY. YOU MAY VOTE IN FAVOR OF THE COMMITTEE'S NOMINEES WHETHER OR NOT YOU HAVE PREVIOUSLY RETURNED A PROXY CARD.

         IF YOU HAVE ALREADY GIVEN THE COMPANY A PROXY, OUR LATER DATED BLUE PROXY WILL REVOKE THE EARLIER ONE GIVEN TO THE COMPANY.

              THE COMMITTEE TO REVITALIZE INTERACTIVE NETWORK, INC.

                                9 Miramonte Road
                         Carmel Valley, California 93942

                                 PROXY STATEMENT

                         SPECIAL MEETING OF SHAREHOLDERS

         These proxy materials are furnished in connection with the solicitation of proxies by The Committee to Revitalize Interactive Network, Inc. ("Committee") for the Special Meeting of Shareholders of Interactive Network, Inc. ("IN" or "Company") to be held at 10:00 a.m., on December 30, 1998, at ________________________________________________________. The Committee's proxy materials regarding the Special Meeting are being mailed or delivered to Shareholders on or about November ____, 1998.

         The shareholders of the Company last elected directors at its 1995 annual meeting on May 18, 1995, over 41 months ago. Several shareholders of the Company, including David Lockton, a member of the Committee, and in accordance with California law (the state in which IN is incorporated), have demanded the Special Meeting to elect a new board of directors and for the other purpose disclosed herein. The California General Corporation Law, Section 305(c)(1), allows holders of more than 5% of IN shares to demand a Special Meeting when a majority of the Company's Board has not been elected by the shareholders.
Section 601(d) of the California General Corporation Law allows holders of more than 10% of IN shares to call a Special Meeting.

              THE COMMITTEE TO REVITALIZE INTERACTIVE NETWORK, INC.

         The Committee was formed on November 16, 1998, to solicit proxies in connection with the Special Meeting. The members of the Committee formed the Committee because of dissatisfaction with the actions of the current board, the Committee's negative views as to the prospects of the Company under the existing Board's leadership, and a desire to change the management of the Company to better serve the interests of IN shareholders. The members of the committee are Thomas T.M. Donaher, Peter B. Fritzsche, David B. Lockton, N. Ann McArtor, Robert J. Regan and Jerome Rubin. If the Committee's nominees are elected at the Special Meeting, they intend to review the Company's present operations and as promptly as feasible implement a plan designed to increase the shareholder value of IN, including consideration of the following strategies:

         The Committee slate for Board of Directors believes that the future value of IN's intellectual property will be optimized by selling, joint venturing, licensing and spinning off such technology to generate the greatest economic value to the IN shareholders. This would allow IN's basic technology and patents to migrate to the digital set-top box, PCS and the Internet, while applying IN's existing test market experience and success in developing the broadest market segments for the product.

         The Committee's plan includes the need to identify and, if possible, recruit talented engineers and managers to provide the technological leadership as well as to establish alliances with major TV, cable and television partners. The Committee's plan also includes the need to attract substantial investment from a variety of sources either directly in the Company or indirectly through subsidiaries, joint venture partners or licensees. The Committee recognizes that all these strategic initiatives require substantial financial, personnel and other resources which the Committee does not presently have. Nevertheless the Committee is dedicated to the task of developing and gathering these resources.

         If the Committee's nominees are elected, the Company may, as appropriate, hire or engage for compensation one or more members of the Committee or their affiliates, although the Committee has no specific plans with respect to employment of any such persons.

                         VOTING RIGHTS AND SOLICITATION

         If you are a Shareholder of record of IN Common Stock at the close of business on __________ __, 1998 (the "Record Date"), you are entitled to vote your shares at the Special Meeting. Each share entitles you to one vote on each matter to come before the Shareholders, except as described below under "Election of Directors." As of ___________ __, 1998, based upon the last shareholder list available to the Committee, there were 30,840,441 shares of IN Common Stock outstanding and entitled to vote.

         At the Special Meeting the presence in person or by proxy of the holders of a majority of the shares entitled to vote constitutes a quorum for the transaction of business at the Special Meeting. Failure of a quorum to be present at the Special Meeting may result in an adjournment. The proxy holder may also move for an adjournment of the Special Meeting to permit further solicitation of proxies with respect to any of the proposals if the proxy holder determines that adjournment and further solicitation is reasonable and in the best interests of shareholders. Under the Company's Bylaws an adjournment of a shareholder meeting requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting.

         The cost of soliciting proxies, consisting of the printing, handling, and mailing of the proxy and related materials, and the actual expenses incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy material to the beneficial owners of IN Common Stock will be borne by the Committee in a to-be-determined manner. Members of the Committee and other representatives who may also solicit proxies by telephone, telefax, telegraph or in person will receive no compensation for their solicitation services. It is estimated that the Committee will spend up to $__________ in connection with the solicitation of proxies from Shareholders. As of the date of this Proxy Statement, the committee has incurred expenses of approximately $75,000. If the Committee's nominees are elected, the Committee intends to seek reimbursement from the company for its expenses in connection with the solicitation, without submitting the issue of reimbursement to a vote of Shareholders. Due to the fact that the Company has filed for bankruptcy under

Chapter 11 of the Federal Bankruptcy Law, the approval of the Bankruptcy Court may be necessary for such reimbursement to be made.

         Any person giving a proxy for the Special Meeting has the power to revoke it at any time before its exercise. A proxy given to the Committee may be revoked by (i) filing with the Committee, c/o Daniel O'Rourke, Vedder, Price, Kaufman & Kammholz, 222 North LaSalle Street, Chicago, IL 60601-1003, a written notice of revocation; (ii) [delivering to the Company a proxy that is duly executed with a later date;] or (iii) attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in and of itself constitute a revocation.

                              ELECTION OF DIRECTORS

         Each Director to be elected at this Special Meeting will hold office until the next annual meeting and until his successor is elected and qualified, or until his/her earlier death, resignation or removal. Unless otherwise instructed, the proxy holder will vote the proxies received by him for the nominees named below. The six candidates receiving the highest number of affirmative votes of the shares entitled to vote at the Special Meeting will be elected Directors of the Company to serve until the next annual meeting and until their successors are elected and qualified.

         If the candidates names have been placed in nomination prior to commencement of voting and a shareholder has given notice prior to commencement of the voting of the shareholder's interest to cumulate votes, shareholders may cumulate votes for candidates placed in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute such votes on the same principle among any or all of the candidates, as the shareholder thinks fit. Otherwise, each Shareholder is entitled to one vote for each nominee for each share held of record on the Record Date. If shareholders may cumulate votes, the proxy holder will cumulate votes and vote the proxies received by him in a manner so as to elect the largest number of the nominees listed in the table below. The Committee currently does not know which of the nominees it intends to elect if Shareholders cumulate votes.

NOMINEES

         The following table sets forth the Committee's nominees for election as Directors and their beneficial ownership of shares of Common Stock of the Company. For this purpose, beneficial ownership includes the right to vote or dispose of the shares, either individually or in conjunction with others.

                                                               Percent
                                    Number of Shares           of Class
Nominee                    Age      Beneficially Owned         (approx.)
-------                    ---      ------------------         ---------

Thomas T.M. Donaher        57               10,000                ***
2504 Neville Avenue
San Jose, CA  95130

Peter B. Fritzsche         63               10,000                ***
625 West Madison Street
Apt. 4-3004
Chicago, IL  60661

David B. Lockton           61           [2,656,000]*             11.6%
405 El Camino Real #423
Menlo Park, CA  94025

N. Ann McArtor             51               10,000                ***
2613 Isabelle Avenue
San Mateo, CA  94403

Robert J. Regan            43               10,000                ***
4341-C Freedom Drive
Calabasas, CA  91302

Jerome Rubin               73             [248,986]**              .8%
606 Indian Field Road
Greenwich, CT  06830

----------------------
[*Includes vested options of 2,103,000]
[**Includes vested options of 150,000]
***Less than .1%

BUSINESS EXPERIENCE OF NOMINEES

         See the description of the background and business experience of the Committee's nominees set forth on page ___ hereof.

POTENTIAL CONFLICTS OF INTEREST

         The following information was provided in the Company's 1995 Proxy Statement. The Company entered into an employment agreement in January 1991 with David B. Lockton, the Chairman of the Board, President and Chief Executive Officer, which provided for a base salary and a bonus that is determined on the basis of a percentage of the Company's pre-tax earnings. The employment agreement was amended effective in October 1994, to increase to $250,000 the base compensation payable to Mr. Lockton during the time he served as Chief Executive Officer. Mr. Lockton was also granted an option to purchase 425,000 shares of Common Stock at an exercise price of $4.625 per share, which option vested in four equal annual installments commencing in

October 1995. The grant of the additional options and the increase in his base compensation were in response to the increased duties and responsibilities of Mr. Lockton when he re-assumed the position of President and the disparity between his previous base salary of $144,000, the fourth highest salary of the executive officers in the Company at that time. In May 1994, Mr. Lockton agreed to amend the payment terms of a promissory note in the principal amount of $2,000,000 issued by the Company to Mr. Lockton in December 1986 to make the payments tax deductible to the Company. The debt and equity financing obtained by the Company in September 1994 satisfied the financing goals and payments under the New Deferred Compensation Agreement were to commence under the revised payment terms. In view of the Company's cash needs, the Company and Mr. Lockton agreed to cancel the promissory note and enter into a Deferred Compensation and Non-Competition Agreement under which the Company made a cash payment of $150,000 to Mr. Lockton and agreed to make a cash payment of $55,000 on January 1, 1996 and $62,500 on each January 1, April 1, July 1 and October 1 thereafter through October 1, 2002, provided that the Company's unrestricted cash was sufficient to satisfy the Company's requirements following the 90-day period. In consideration of and as a condition to such payments, Mr. Lockton agreed that during the period ending on December 31, 2002 he will not engage in or become associated with any person or entity engaged in any activity in the United States or Canada that is competitive with the business of the Company. Concurrently with the execution of the Deferred Compensation and Non-Competition Agreement, the promissory note described above was canceled.

         In October of 1995, the then-shareholder elected Board modified Mr. Lockton's employment agreement wherein he agreed to accrue his $250,000 salary, plus interest over the next three years to be paid from litigation proceeds, if any. In return, he was granted an additional stock option to purchase 600,000 shares of stock annually over the next 3 years, vesting at 50,000 shares per month at an option price of 10 cents per share. On November 5, 1995, the current Board ratified this modification of the employment agreement and stock option.

         Mr. Lockton claims that under the terms of the Deferred Compensation Agreement, replacing the $2,000,000 note, the transfer of the intellectual property to TCI and the secured creditors was an event of acceleration under the terms of the Agreement. Mr. Lockton's deferred salary and the accelerated deferred compensation, plus other contractual agreements, and the reimbursement of expenses total approximately $3.7 million, including interest and penalties.

         The Company acknowledged in its bankruptcy filing Mr. Lockton's claims for salary and deferred compensation against the Company as contingent, unliquidated and disputed. These claims make Mr. Lockton the largest unsecured creditor identified in the Company's bankruptcy filings. In addition, the Company has asserted that any amount is subject to set-off for alleged breach of fiduciary duties by Mr. Lockton. Mr. Lockton denies any such allegations and intends to contest any such allegations in Bankruptcy court.

REASONS FOR THE SOLICITATION

         The Committee believes that the Board of Directors of IN, as presently constituted, does not adequately represent the interests and concerns of Shareholders in the challenge to create value from the Company's now moribund intellectual property. The Committee believes that the election of its six nominees to the Board would provide the Company a new management approach more committed to serving Shareholder interests and addressing Shareholder concerns.

         It is the Committee's view that the challenge facing the Company can better be met by individuals who understand how the Company's patents, structure, and technology can best be exploited in the current environment. It is the Committee's view that none of the Unelected Incumbents have any experience as an officer or director in technology, intellectual property, or services addressed and utilized by IN. The Committee also believes it is important for the board to include directors who have, or represent, a significant ownership stake in the performance of IN. The Committee owns or controls the voting of more than ____ of IN Common Stock. Mr. Lockton, who owns or controls the voting of approximately ____% of the outstanding shares of the Company, including ____ that he individually owns of record, is the largest individual Shareholder of record in the Company.

                           COMMITTEE'S BYLAW PROPOSAL

         Section 2.8 of Company's Bylaws, in relevant part, states the following with respect to the election of Directors:

         At a shareholders' meeting at which directors are to be elected, no shareholder shall be entitled to cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of the shareholders' shares) unless the candidates' names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the voting of the shareholder's intention to cumulate votes. If any shareholder has given such a notice, then every shareholder entitled to vote may cumulate votes for candidates placed in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates, as the shareholder thinks fit.

The Committee proposes that Shareholders approve an amendment to the Bylaws to eliminate the language above, to become effective if and when the Company becomes a listed corporation within the meaning of Section 301.5 of the California General Corporation Law. The Committee believes that this Bylaw, by allowing for cumulative voting for directors, provides for the possibility of a segmented board of directors, which could lead to continuing divisiveness and discord on the board, and is not in the best interests of IN shareholders.

         The Committee intends to present and vote on the Bylaw proposal at the Special Meeting. As soon as practicable thereafter, if elected, the Committee's nominees will vote as directors to adopt the By-law amendment, which will become effective when the Company becomes a listed corporation. Currently the Committee intends to take such steps necessary to re-list the Company as qualified for trading as a "national market system security" on the National Association of Securities Dealer Automatic Quotation System ("NASDAQ"). There are a number of qualifications for this status which IN and its common stock currently do not meet. No representation is given by the Committee that these qualifications can be met.

         Pursuant to the Company's Bylaws, any amendment to the Bylaws must be approved by holders of a majority of the outstanding Common Shares entitled to vote thereon.

                                OTHER INFORMATION

         Certain information regarding the Company has been omitted from the proxy statement in accordance with Rule 14a-5(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Such information relates to the Company and management in general and in particular the ownership of Common Stock by beneficial owners of more than 5% of the Common Stock. Such information is not reasonably within the power of the Committee to ascertain or procure primarily because the Company has not filed an annual report pursuant to Section 13 or 15(d) of the 1934 Act on Form 10-K nor a proxy statement with the Securities and Exchange Commission since 1995. The Committee is therefore unable to provide any reliable information about such matters.

                                 OTHER BUSINESS

         Except as set forth in this Proxy Statement, the Committee is not aware of any other matter to be considered at the Special Meeting. If any other matters requiring a vote of the Shareholders arise, the enclosed proxy card gives discretionary voting authority to the persons specified therein regarding any other business that may properly come before the Special Meeting.

                                             Respectfully,

                                             THE COMMITTEE TO REVITALIZE
                                             INTERACTIVE NETWORK, INC.